Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Martin Midstream GP LLC:

We consent to the incorporation by reference in the registration statements (No. 333-148146 , No. 333-117023 and No. 333-171028) on Form S-3 and (No. 333-140152) on Form S-8 of Martin Midstream Partners L.P. of our reports dated March 5, 2012, with respect to the consolidated balance sheets of Martin Midstream Partners L.P. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in capital, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Martin Midstream Partners L.P.

/s/ KPMG LLP

Shreveport, Louisiana
March 5, 2012